This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of (i) each member of the group identified in Item 8 and (ii) the other reporting person(s) identified in Item 6 that may be deemed to beneficially own more than five percent of the issuer's outstanding equity securities.

          Legg Mason Capital Management, Inc.



          By__/s/ Nicholas C. Milano_________
              Chief Compliance Officer


          LMM LLC



          By__/s/ Gregory B. McShea__________
              General Counsel


          Legg Mason Opportunity Trust,
          a portfolio of Legg Mason Investment Trust, Inc.



          By__/s/ Gregory T. Merz____________